Exhibit 99.1

GOGL – Special General Meeting

1 March 2021
Golden Ocean Group Limited (NASDAQ and OSE: GOGL) (the “Company”) advises that a Special General Meeting of the Company will be held on 26 March 2021 to consider a proposal to increase the Company’s authorized share capital. The record date for voting at the Special General Meeting is set to 3 March 2021. The notice, agenda and any associated material will be distributed prior to the meeting.
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
This information is subject of the disclosure requirements pursuant to Euronext Oslo Rule Book II item 4.2.4.